Exhibit 99.1
FOR IMMEDIATE RELEASE
Melco Crown Entertainment Announces Fourth Quarter 2010 Earnings
New York, February 22, 2011 — Melco Crown Entertainment Limited (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, today reported its unaudited financial results for the fourth quarter and year ended December 31, 2010.
Net revenue for the fourth quarter of 2010 was US$773.7 million, representing an increase of approximately 93% from US$400.2 million reported in the quarter ended December 31, 2009. Adjusted EBITDA‹1› was US$133.8 million for the fourth quarter of 2010, as compared to Adjusted EBITDA of US$2.7 million in the fourth quarter of 2009. The year-over-year improvement in net revenue and Adjusted EBITDA resulted primarily from significantly improved operating performance at City of Dreams and Altira Macau.
On a U.S. GAAP basis, Melco Crown Entertainment recorded net income for the fourth quarter of 2010 of US$16.3 million, or US$0.03 per ADS, compared with a net loss of US$89.7 million, or a loss of US$0.17 per ADS, in the fourth quarter of 2009. The improvement in bottom-line results was driven by the year-over-year improvement in the operating performance at City of Dreams and Altira Macau, partially offset by increased depreciation and amortization expense primarily associated with the opening of The House of Dancing Water at City of Dreams and higher net interest expense related to the refinancing of approximately US$600 million of bank debt through the issuance of a high yield bond in May 2010.
Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment commented, “We are pleased to report another solid quarter of operating results, driven by continued improvements in the fundamentals of our business. Our fourth quarter results demonstrate our success in driving operating leverage and in improving the profitability of our portfolio of assets.

“Our mass market table games business continues to grow and has set a new company record for table drop and gross gaming revenue in the fourth quarter of 2010. Similarly, our rolling chip segment remains strong with gaming volume in the fourth quarter of 2010 setting a new company record.
“The House of Dancing Water continues to sell out and drive incremental visitation and expenditures at City of Dreams. We look forward to the continued success of this ground-breaking show, as well as the opening of additional guest amenities in 2011.”
City of Dreams 4Q Results
For the quarter ended December 31, 2010, net revenue at City of Dreams was US$488.7 million compared to US$237.6 million in the fourth quarter of 2009. City of Dreams generated Adjusted EBITDA of US$97.7 million in the fourth quarter of 2010 compared to US$22.2 million in the fourth quarter of 2009. The year-over-year improvements in both net revenue and Adjusted EBITDA were driven by increased gaming volume and win rates in the fourth quarter of 2010, as compared with the same measures in the fourth quarter of 2009.
Rolling chip volume totaled US$15.4 billion for the fourth quarter of 2010, up 65% from US$9.3 billion in the fourth quarter of 2009, and the rolling chip hold percentage was 2.9% in the fourth quarter of 2010 versus 2.4% in the fourth quarter of 2009. The expected rolling chip hold percentage range is 2.7%-3.0%.
Mass market (non rolling chip) table games drop increased 35% to US$572.5 million compared with US$423.3 million in the fourth quarter of 2009. The mass market win rate was 22.0% in the quarter under review and increased from 17.2% in the same period last year. At City of Dreams, we expect our mass market table games hold percentage to range from 20%-22%.
Slot handle for the quarter ended December 31, 2010 was US$513.5 million, up 38% from US$372.8 million generated in the quarter ended December 31, 2009.

Total non-gaming revenue at City of Dreams in the fourth quarter of 2010 was US$47.6 million, up from US$22.8 million in the fourth quarter of 2009. Occupancy per available room in the fourth quarter of 2010 was 87% versus 79% in the fourth quarter of 2009. The average daily rate (ADR) in the fourth quarter of 2010 was US$166 per occupied room, which compares with US$152 in the fourth quarter of 2009.
Altira Macau 4Q Results
For the quarter ended December 31, 2010, net revenue at Altira Macau was US$245.1 million versus US$132.7 million in the quarter ended December 31, 2009. Altira Macau generated Adjusted EBITDA of US$46.4 million in the fourth quarter of 2010 compared with an Adjusted EBITDA loss of US$14.0 million in the fourth quarter of 2009. A year-over-year increase in gaming volume and a return to a normal rolling chip hold percentage drove the improvements in net revenue and Adjusted EBITDA.
Rolling chip volume totaled US$11.4 billion in the fourth quarter of 2010 versus US$8.9 billion in the fourth quarter of 2009. In the fourth quarter of 2010, the rolling chip hold percentage was 2.9%, as compared to 2.3% for the same period a year ago. The expected rolling chip hold percentage range is 2.7%-3.0%.
In the mass market (non rolling chip) table games segment, drop totaled US$132.5 million in the fourth quarter of 2010, up 98% from US$67.0 million generated in the comparable period in 2009. The mass market win rate was 14.7% in the fourth quarter of 2010 compared with 18.8% in the fourth quarter of last year. At Altira Macau, we expect our mass market table games hold percentage to range from 15.0%-17.0%.
Total non-gaming revenue at Altira Macau in the fourth quarter of 2010 was US$7.6 million, down slightly from US$7.7 million in the fourth quarter of 2009. Occupancy per available room in the fourth quarter of 2010 was 97% and the ADR was US$170 per occupied room. This compares with occupancy and ADR of 94% and US$196, respectively, in the fourth quarter of 2009.
Mocha Clubs 4Q Results
Net revenue from Mocha Clubs totaled US$30.6 million in the fourth quarter of 2010, up from US$25.0 million in the fourth quarter of 2009. Mocha Clubs generated US$8.6 million of Adjusted EBITDA in the fourth quarter of 2010, which compares with US$6.2 million in the fourth quarter of 2009.

The number of gaming machines in operation at the Mocha Clubs averaged approximately 1,600 in the fourth quarters of 2010 and 2009. The net win per gaming machine per day was US$208 in the quarter ended December 31, 2010, as compared with US$174 in the same period in 2009.
Other Factors Affecting Earnings
Total non-operating expense for the fourth quarter of 2010 was US$29.9 million, which included US$27.9 million in net interest expense and other finance costs of US$4.1 million. There was no capitalized interest during the fourth quarter of 2010.
Depreciation and amortization costs of US$82.9 million were recorded in the fourth quarter of 2010, of which US$14.3 million was related to the amortization of our gaming sub-concession and US$4.9 million was related to the amortization of land use rights. The year-over-year increase in depreciation and amortization costs is primarily related to the opening of The House of Dancing Water in the third quarter of 2010.
Financial Position and Capital Expenditure
Cash and cash equivalents as of December 31, 2010 totaled US$609.2 million, including US$167.3 million of restricted cash. Total debt at the end of the fourth quarter of 2010 was US$1.84 billion, and total net debt to shareholders’ equity as of December 31, 2010 was 49%.
Capital expenditures for the fourth quarter of 2010 were US$34.2 million, primarily attributable to various projects at City of Dreams and Altira Macau.
Full Year 2010 Results
For the twelve months ending December 31, 2010, Melco Crown Entertainment reported net revenue of US$2.6 billion versus US$1.3 billion in the twelve months ending December 31, 2009. Adjusted EBITDA for the twelve months of 2010 was US$430.4 million, as compared with Adjusted EBITDA of US$55.8 million in the twelve months of 2009.

The year-over-year improvement in net revenue and Adjusted EBITDA were primarily attributable to significantly improved operating results at both City of Dreams and Altira Macau, as well as from the opening of City of Dreams in June of 2009 and its contribution to results for the entire twelve months of 2010.
Melco Crown Entertainment reported a net loss of US$10.5 million for the twelve months of 2010 compared to a net loss of US$308.5 million for the twelve months of 2009. The net loss per ADS for the twelve month period ending December 31, 2010 was US$0.02 compared to a net loss per ADS of US$0.63 for the same period in 2009.
Conference Call Information
Melco Crown Entertainment will hold a conference call to discuss its fourth quarter 2010 financial results on February 22, 2011 at 8:30 a.m. Eastern Time (9:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 700 7441
US Toll/International	1 617 213 8839
HK Toll	852 3002 1672
HK Toll Free	800 96 3844
UK Toll Free	08082347616
Australia Toll Free	1 800 002 971

Passcode	MPEL
An audio webcast will also be available at www.melco-crown.com.
To access the replay, please use the dial-in details below:

US Toll Free	1 888 286 8010
US Toll/International	1 617 801 6888

Passcode	82415411

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco Crown Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of occupancy permits for areas of City of Dreams undergoing construction and/or development; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on March 31, 2010 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.
Non-GAAP Financial Measures
(1)
“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, share-based compensation costs, and other non-operating income and expenses. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, share-based compensation costs, corporate and other expenses and other non-operating income and expenses. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as a supplemental disclosure because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. generally accepted accounting principles (“GAAP”). However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and therefore do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. Such GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this press release.
(2)
“Adjusted net (loss) income” is net (loss) income before pre-opening costs, property charges and other. Adjusted net (loss) income and adjusted net (loss) income per share (“EPS”) are presented as supplemental disclosures because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net (loss) income may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net (loss) income with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Crown Entertainment Limited
Melco Crown Entertainment Limited (the “Company”), is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. The Company currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,600 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. For more information about the Company, please visit www.melco-crown.com.
The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top-50 company listed on the Australian Stock Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Director of the Company.

Investment Community, please contact:
Geoffrey Davis, CFA
Deputy CFO and Treasurer
Tel: +1 212 671 1936 or +852 2598 3601
Email: geoffreydavis@melco-crown.com
For media enquiry, please contact:
Maggie Ma
Head of Corporate Communications
Tel: +852 3151 3767
Email: maggiema@melco-crown.com

Melco Crown Entertainment Limited
Condensed Consolidated Statements of Operations
(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

OPERATING REVENUES
Casino	$738,827	$388,977	$2,550,542	$1,304,634
Rooms	23,971	16,358	83,718	41,215
Food and beverage	16,726	10,946	56,679	28,180
Entertainment, retail and others	15,227	3,653	32,679	11,877

Gross revenues	794,751	419,934	2,723,618	1,385,906
Less: promotional allowances	(21,002)	(19,717)	(81,642)	(53,033)

Net revenues	773,749	400,217	2,641,976	1,332,873

OPERATING COSTS AND EXPENSES
Casino	(561,999)	(350,231)	(1,949,024)	(1,130,302)
Rooms	(5,587)	(2,103)	(16,132)	(6,357)
Food and beverage	(6,344)	(4,564)	(32,898)	(16,853)
Entertainment, retail and others	(10,535)	(582)	(19,776)	(4,004)
General and administrative	(56,679)	(42,406)	(199,830)	(130,986)
Pre-opening costs	(2,449)	242	(18,648)	(91,882)
Amortization of gaming subconcession	(14,309)	(14,309)	(57,237)	(57,237)
Amortization of land use rights	(4,881)	(4,767)	(19,522)	(18,395)
Depreciation and amortization	(63,713)	(52,139)	(236,306)	(141,864)
Property charges and others	—	(2,894)	(91)	(7,040)

Total operating costs and expenses	(726,496)	(473,753)	(2,549,464)	(1,604,920)

OPERATING INCOME (LOSS)	47,253	(73,536)	92,512	(272,047)

NON-OPERATING EXPENSES
Interest expenses, net	(27,905)	(15,366)	(92,953)	(31,326)
Other finance costs	(4,050)	(2,568)	(10,491)	(8,227)
Foreign exchange gain, net	2,760	605	3,563	491
Other (expense) income, net	(519)	658	1,074	2,516
Costs associated with debt modification	(154)	—	(3,310)	—

Total non-operating expenses	(29,868)	(16,671)	(102,117)	(36,546)

INCOME (LOSS) BEFORE INCOME TAX	17,385	(90,207)	(9,605)	(308,593)
INCOME TAX (EXPENSE) CREDIT	(1,113)	518	(920)	132

NET INCOME (LOSS)	$16,272	$(89,689)	$(10,525)	$(308,461)

INCOME (LOSS) PER SHARE:
Basic	$0.010	$(0.056)	$(0.007)	$(0.210)

Diluted	$0.010	$(0.056)	$(0.007)	$(0.210)

INCOME (LOSS) PER ADS:
Basic	$0.031	$(0.169)	$(0.020)	$(0.631)

Diluted	$0.030	$(0.169)	$(0.020)	$(0.631)

WEIGHTED AVERAGE SHARES USED IN INCOME (LOSS) PER SHARE CALCULATION:
Basic	1,596,247,553	1,593,360,060	1,595,552,022	1,465,974,019

Diluted	1,605,102,993	1,593,360,060	1,595,552,022	1,465,974,019

Melco Crown Entertainment Limited
Condensed Consolidated Balance Sheets
(In thousands of U.S. dollars)

	December 31,	December 31,
	2010	2009
	(Unaudited)	(Audited)(1)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$441,923	$212,598
Restricted cash	167,286	236,119
Accounts receivable, net	259,521	262,176
Amounts due from affiliated companies	1,528	1
Income tax receivable	198	—
Inventories	10,228	6,534
Prepaid expenses and other current assets	19,788	19,768

Total current assets	900,472	737,196

PROPERTY AND EQUIPMENT, NET	2,671,895	2,786,646
GAMING SUBCONCESSION, NET	656,742	713,979
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	95,629	52,365
DEFERRED TAX ASSETS	25	—
DEFERRED FINANCING COSTS	45,387	38,948
LAND USE RIGHTS, NET	428,155	447,576

TOTAL	$4,884,440	$4,862,845

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$8,880	$8,719
Accrued expenses and other current liabilities	462,084	460,243
Income tax payable	934	768
Current portion of long-term debt	202,997	44,504
Amounts due to affiliated companies	673	7,384
Amounts due to shareholders	36	25

Total current liabilities	675,604	521,643

LONG-TERM DEBT	1,521,251	1,638,703
OTHER LONG-TERM LIABILITIES	6,496	20,619
DEFERRED TAX LIABILITIES	18,010	17,757
LOANS FROM SHAREHOLDERS	115,647	115,647
LAND USE RIGHT PAYABLE	24,241	39,432

SHAREHOLDERS’ EQUITY
Ordinary shares	16,056	15,956
Treasury shares	(84)	(5)
Additional paid-in capital	3,095,730	3,088,768
Accumulated other comprehensive losses	(11,345)	(29,034)
Accumulated losses	(577,166)	(566,641)

Total shareholders’ equity	2,523,191	2,509,044

TOTAL	$4,884,440	$4,862,845

(1)	The condensed consolidated financial statements for 2009 reflect certain reclassifications, which have no effect on previously reported net loss, to conform to the current year presentation.

Melco Crown Entertainment Limited
Reconciliation of Net Income (Loss) to Adjusted Net Income (Loss)
(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net Income (Loss)	$16,272	$(89,689)	$(10,525)	$(308,461)
Pre-opening Costs	2,449	(242)	18,648	91,882
Property Charges and Others	—	2,894	91	7,040

Adjusted Net Income (Loss)	$18,721	$(87,037)	$8,214	$(209,539)

ADJUSTED NET INCOME (LOSS) PER ADS:
Basic	$0.035	$(0.164)	$0.015	$(0.429)

Diluted	$0.035	$(0.164)	$0.015	$(0.429)

WEIGHTED AVERAGE SHARES USED IN ADJUSTED NET INCOME (LOSS) PER SHARE CALCULATION:
Basic	1,596,247,553	1,593,360,060	1,595,552,022	1,465,974,019

Diluted	1,605,102,993	1,593,360,060	1,604,929,531	1,465,974,019

Melco Crown Entertainment Limited
Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA
(In thousands of U.S. dollars)

	Three Months Ended December 31, 2010
				Corporate
	Altira Macau	Mocha	City of Dreams	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$36,930	$5,318	$40,278	$(35,273)	$47,253

Pre-opening Costs	—	—	2,449	—	2,449
Depreciation and Amortization	9,390	3,261	54,866	15,386	82,903
Share-based Compensation	45	31	72	1,002	1,150
Property Charges and Others	—	—	—	—	—

Adjusted EBITDA	46,365	8,610	97,665	(18,885)	133,755
Corporate and Other Expenses	—	—	—	18,885	18,885

Adjusted Property EBITDA	$46,365	$8,610	$97,665	$—	$152,640

	Three Months Ended December 31, 2009
				Corporate
	Altira Macau	Mocha	City of Dreams	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating (Loss) Income	$(27,325)	$1,982	$(19,058)	$(29,135)	$(73,536)

Pre-opening Costs	—	—	(287)	45	(242)
Depreciation and Amortization	10,413	4,212	41,197	15,393	71,215
Share-based Compensation	53	47	349	1,889	2,338
Property Charges and Others	2,890	—	—	4	2,894

Adjusted EBITDA	(13,969)	6,241	22,201	(11,804)	2,669
Corporate and Other Expenses	—	—	—	11,804	11,804

Adjusted Property EBITDA	$(13,969)	$6,241	$22,201	$—	$14,473

Melco Crown Entertainment Limited
Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income (Loss)
(In thousands of U.S. dollars)

	Three Months Ended
	December 31,
	2010	2009
	(Unaudited)	(Unaudited)

Adjusted Property EBITDA	$152,640	$14,473
Corporate and Other Expenses	(18,885)	(11,804)

Adjusted EBITDA	133,755	2,669
Pre-opening Costs	(2,449)	242
Depreciation and Amortization	(82,903)	(71,215)
Share-based Compensation	(1,150)	(2,338)
Property Charges and Others	—	(2,894)
Interest and Other Non-Operating Expenses, Net	(29,868)	(16,671)
Income Tax (Expense) Credit	(1,113)	518

Net Income (Loss)	$16,272	$(89,689)

Melco Crown Entertainment Limited
Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA
(In thousands of U.S. dollars)

	Year Ended December 31, 2010
				Corporate
	Altira Macau	Mocha	City of Dreams	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$95,127	$15,072	$108,638	$(126,325)	$92,512
Pre-opening Costs	—	—	18,648	—	18,648
Depreciation and Amortization	39,006	14,625	198,126	61,308	313,065
Share-based Compensation	20	122	602	5,299	6,043
Property Charges and Others	(474)	12	324	229	91

Adjusted EBITDA	133,679	29,831	326,338	(59,489)	430,359
Corporate and Other Expenses	—	—	—	59,489	59,489

Adjusted Property EBITDA	$133,679	$29,831	$326,338	$—	$489,848

	Year Ended December 31, 2009
				Corporate
	Altira Macau	Mocha	City of Dreams	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating (Loss) Income	$(33,064)	$8,610	$(133,320)	$(114,273)	$(272,047)
Pre-opening Costs	—	—	90,122	1,760	91,882
Depreciation and Amortization	41,981	16,490	97,708	61,317	217,496
Share-based Compensation	616	316	2,156	8,297	11,385
Property Charges and Others	4,169	—	—	2,871	7,040

Adjusted EBITDA	13,702	25,416	56,666	(40,028)	55,756
Corporate and Other Expenses	—	—	—	40,028	40,028

Adjusted Property EBITDA	$13,702	$25,416	$56,666	$—	$95,784

Melco Crown Entertainment Limited
Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Loss
(In thousands of U.S. dollars)

	Year Ended
	December 31,
	2010	2009
	(Unaudited)	(Unaudited)

Adjusted Property EBITDA	$489,848	$95,784
Corporate and Other Expenses	(59,489)	(40,028)

Adjusted EBITDA	430,359	55,756
Pre-opening Costs	(18,648)	(91,882)
Depreciation and Amortization	(313,065)	(217,496)
Share-based Compensation	(6,043)	(11,385)
Property Charges and Others	(91)	(7,040)
Interest and Other Non-Operating Expense, Net	(102,117)	(36,546)
Income Tax (Expense) Credit	(920)	132

Net Loss	$(10,525)	$(308,461)

Melco Crown Entertainment Limited
Supplemental Data Schedule

	Three Months Ended		Year Ended
	December 31,		December 31,
	2010	2009	2010	2009
Room Statistics:
Altira Macau
Average daily rate (4)	$170	$196	$166	$219
Occupancy per available room	97%	94%	94%	92%
Revenue per available room (5)	$164	$184	$156	$201

City of Dreams
Average daily rate (4)	$166	$152	$157	$159
Occupancy per available room	87%	79%	80%	84%
Revenue per available room (5)	$145	$120	$126	$133

Other Information:
Altira Macau
Average number of table games	212	235	212	248
Table games win per unit per day (6)	$18,017	$9,970	$15,896	$11,052

City of Dreams
Average number of table games	406	445	408	463
Average number of gaming machines	1,300	1,255	1,301	1,280
Table games win per unit per day (6)	$15,481	$7,276	$13,139	$6,935
Gaming machines win per unit per day (7)	$250	$174	$219	$137

(4)	Average daily rate is calculated by dividing total room revenue by total occupied rooms

(5)	Revenue per available room is calculated by dividing total room revenue by total rooms available

(6)	Table games win per unit per day is shown before discounts and commissions

(7)	Gaming machines win per unit per day is shown before deducting cost for slot points